Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018 together with the Independent Auditors’ Report

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated financial statements as of December 31, 2019 and 2018 together with the Independent Auditors’ Report

Independent Auditors’ Report

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A. and Subsidiaries

We have audited the accompanying consolidated financial statements of Cementos Pacasmayo S.A.A. and its subsidiaries (together the “Group”), which comprise the consolidated statement of financial position as of December 31, 2019 and 2018, and the related consolidated statement of profit or loss, other comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2019, 2018 and 2017 and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with International Auditing Standards approved for its application in Peru by the Board of Deans of Peruvian Public Accountants Associations. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Cementos Pacasmayo S.A.A. and Subsidiaries as of December 31, 2019 and 2018 and its financial performance and cash flows for the three years ended December 31, 2019, 2018 and 2017 in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Lima, Peru

February 12, 2020

Signed by:

Cristian Emmerich

C.P.C.C. Register No.39801

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of financial position

As of December 31, 2019 and 2018

	Note	2019	2018
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	68,266	49,067
Trade and other receivables	7	120,530	102,969
Income tax prepayments		30,191	36,748
Inventories	8	519,004	424,783
Prepayments		10,339	5,765
Total current assets		748,330	619,332
Non-current assets
Trade and other receivables	7	4,681	4,532
Prepayments		151	342
Financial investments designated at fair value through other comprehensive income	9	18,224	26,883
Other financial instruments	30	-	12,268
Property, plant and equipment, net	10	2,100,682	2,152,724
Intangible assets	11	47,366	40,881
Goodwill	12	4,459	4,459
Deferred income tax assets	16	7,419	3,098
Other assets		246	105
Total non-current assets		2,183,228	2,245,292
Total assets		2,931,558	2,864,624
Liabilities and equity
Current liabilities
Trade and other payables	13	237,299	154,565
Financial obligations	15	98,774	60,822
Provisions	14	16,603	46,453
Total current liabilities		352,676	261,840
Non-current liabilities
Financial obligations	15	1,003,130	1,022,555
Other financial instruments	30	1,302	-
Lease liabilities		57	-
Other non-current provisions	14	7,643	5,377
Deferred income tax liabilities	16	145,099	123,489
Total non-current liabilities		1,157,231	1,151,421
Total liability		1,509,907	1,413,261
Equity	17
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares holds in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,356
Other accumulated comprehensive results		(19,853)	(11,946)
Retained earnings		497,200	519,285
Total equity		1,421,651	1,451,363
Total liability and equity		2,931,558	2,864,624

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of profit or loss

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)

Sales of goods	18	1,392,701	1,262,934	1,220,750
Cost of sales	19	(905,806)	(796,206)	(732,956)
Gross profit		486,895	466,728	487,794

Operating income (expenses)
Administrative expenses	20	(174,482)	(172,141)	(195,617)
Selling and distribution expenses	21	(44,533)	(44,117)	(41,678)
Impairment on brine project	1.3	-	-	(47,582)
Other operating income (expense), net	23	2,645	(8,697)	(4,357)
Total operating expenses, net		(216,370)	(224,955)	(289,234)
Operating profit		270,525	241,773	198,560

Other income (expenses)
Finance income	24	2,576	2,367	5,842
Finance costs	25	(77,986)	(87,338)	(73,759)
Loss (gain) on the valuation of trading derivative financial instruments		(1,491)	2,603	-
Cumulative net loss on settlement of derivative financial instruments	15	-	(34,887)	-
Gain (loss) from exchange difference, net	5	729	(8,377)	(2,226)
Total other expenses, net		(76,172)	(125,632)	(70,143)
Profit before income tax		194,353	116,141	128,417

Income tax expense	16	(62,306)	(40,995)	(47,032)

Profit for the year from continuing operations		132,047	75,146	81,385
Loss for the year from discontinued operations	1.2	-	-	(754)
Profit for the year		132,047	75,146	80,631
Attributable to:
Equity holders of the parent		132,047	76,699	93,782
Non-controlling interests		-	(1,553)	(13,151)
		132,047	75,146	80,631
Earnings per share
Basic and diluted profit from continuing and discontinued operations attributable to equity holders of common shares and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	27	0.31	0.18	0.21

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statements of other comprehensive income

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)

Profit for the year		132,047	75,146	80,631
Other comprehensive income
Other comprehensive income to not be reclassified to profit or loss in subsequent periods:
Change in fair value of financial instruments designated at fair value through other comprehensive income	9(a)	(8,659)	5,677	37
Deferred income tax	16	2,554	(1,675)	62
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Transfer to profit or loss of the year of net loss on settlement of derivate financial statements	15	-	34,887	-
Transfer to profit or loss of the net loss on derivate financial statements that changed to trading condition		-	4,275	-
Net loss (net gain) on cash flows hedges	30(a)	(2,556)	201	(38,230)
Transfer to profit or loss of fair value of financial instruments designated at fair value through other comprehensive income sold		-	-	(243)
Deferred income tax	16	754	(11,612)	11,277
Other comprehensive income for the year, net of income tax		(7,907)	31,753	(27,097)
Total comprehensive income for the year, net of income tax		124,140	106,899	53,534
Total comprehensive income attributable to:
Equity holders of the parent		124,140	108,452	66,685
Non-controlling interests		-	(1,553)	(13,151)
		124,140	106,899	53,534

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of changes in equity

For the years ended December 31, 2019, 2018 and 2017

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2017	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the year	-	-	-	-	-	-	-	93,782	93,782	(13,151)	80,631
Other comprehensive income	-	-	-	-	-	(145)	(26,952)	-	(27,097)	-	(27,097)
Total comprehensive income	-	-	-	-	-	(145)	(26,952)	93,782	66,685	(13,151)	53,534

Appropriation of legal reserve, note 17(e)	-	-	-	-	9,379	-	-	(9,379)	-	-	-
Contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	491	491
Acquisition of investments shares holds in treasury, note 17(c)	-	-	(34,216)	-	-	-	-	-	(34,216)	-	(34,216)
Splitting effects of equity block, note 1.2	(107,593)	(10,224)	23,459	(118,569)	(36,957)	-	-	-	(249,884)	(100,357)	(350,241)
Dividends, note 17(g)	-	-	-	-	-	-	-	(149,837)	(149,837)	-	(149,837)
Terminated dividends, note 17(g)	-	-	-	-	189	-	-	-	189	-	189
Impairment on brine project, note 1.3	-	-	-	6,759	-	-	-	-	6,759	-	6,759
Other adjustments of non-controlling interests	-	-	-	(576)	-	-	-	-	(576)	576	-

Balance as of December 31, 2017	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the year	-	-	-	-	-	-	-	76,699	76,699	(1,553)	75,146
Other comprehensive income	-	-	-	-	-	4,002	27,751	-	31,753	-	31,753
Total comprehensive income	-	-	-	-	-	4,002	27,751	76,699	108,452	(1,553)	106,899

Appropriation of legal reserve, note 17(e)	-	-	-	-	7,670	-	-	(7,670)	-	-	-
Contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	1,405	1,405
Dividends, note 17(g)	-	-	-	-	-	-	-	(161,396)	(161,396)	-	(161,396)
Other	-	-	(2,253)	-	-	-	-	-	(2,253)	-	(2,253)

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	-	1,451,363
Change in accounting policy, note 2.3.19	-	-	-	-	-	-	-	(13)	(13)	-	(13)
Restated total equity as of January 1, 2019	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,272	1,451,350	-	1,451,350
Profit for the year	-	-	-	-	-	-	-	132,047	132,047	-	132,047
Other comprehensive loss	-	-	-	-	-	(6,105)	(1,802)	-	(7,907)	-	(7,907)
Total comprehensive income	-	-	-	-	-	(6,105)	(1,802)	132,047	124,140	-	124,140

Terminated dividends, note 17 (g)	-	-	-	-	280	-	-	-	280	-	280
Dividends, note 17(g)	-	-	-	-	-	-	-	(154,119)	(154,119)	-	(154,119)
Balance as of December 31, 2019	423,868	40,279	(121,258)	432,779	168,636	(2,103)	(17,750)	497,200	1,421,651	-	1,421,651

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Consolidated statement of cash flows

For the years ended December 31, 2019, 2018 and 2017

	Note	2019	2018	2017
		S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		194,353	116,141	127,112
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	10 and 11	129,818	129,779	124,206
Finance costs	25	77,986	87,338	73,759
Long-term incentive plan	22	6,523	9,495	11,401
Provision of impairment of inventories, net	8	2,498	3,808	2,718
Net (gain) loss on disposal of property, plant and equipment and intangible assets	23	1,846	(4,599)	(42)
Loss (gain) of trading derivate financial instruments		1,491	(2,603)	-
Accumulated net loss due to settlement of derivative financial instruments		-	34,887	-
Allowance for expected credit losses	7(d)	1,452	9,717	1,190
Adjustment as a result of physical inventories		939	1,910	2,700
Impairment on brine project	1.3	-	-	47,582
Unrealized exchange difference related to monetary transactions		(483)	(392)	185
Finance income	24	(2,576)	(2,367)	(5,842)
Other operating, net		728	(1,168)	234

Working capital adjustments
Increase in trade and other receivables		(23,391)	(3,416)	(31,178)
(Increase) decrease in prepayments		(4,383)	(1,728)	4,662
Increase in inventories		(97,657)	(59,637)	(31,863)
(Decrease) increase in trade and other payables		(4,220)	(6,409)	14,083
		284,924	310,756	340,907
Interests received		2,252	2,353	2,251
Interests paid		(47,155)	(55,098)	(52,346)
Income tax paid		(34,884)	(54,383)	(40,404)

Net cash flows from operating activities		205,137	203,628	250,408
Which includes cash used in discontinued operations for	1.2	-	-	(2,611)

Consolidated statement of cash flows (continued)

		2019	2018	2017
		S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(77,680)	(80,214)	(71,355)
Purchase of intangible assets		(5,335)	(31,052)	(6,331)
Loans granted		(1,117)	-	-
Proceeds from sale of property, plant and equipment		4,199	12,441	6,353
Proceed loans granted		354	-	-
Proceeds from sale of financial instruments designated at fair value through other comprehensive income	9(c)	-	-	694
Net cash flows used in investing activities		(79,579)	(98,825)	(70,639)
Which includes cash used in investment activities of discontinued operations for	1.2	-	-	(6,410)
Financing activities
Loan received	29	638,281	656,845	-
Income from settlement of derivative financial instruments		1,458	22,789	-
Payment for senior note purchase	29	-	(572,060)	-
Paid loan	29	(610,999)	(16,090)	-
Dividends paid	29	(120,647)	(171,790)	(124,993)
Payment of hedge finance cost	29	(14,935)	(26,443)	(26,708)
Purchase of treasury shares	17(c)	-	-	(34,216)
Contribution of non-controlling interests	17(h)	-	1,405	491
Net cash flows used in financing activities		(106,842)	(105,344)	(185,426)
Net increase (decrease) in cash and cash equivalents		18,716	(541)	(5,657)
Net foreign exchange difference		483	392	(185)
Cash and cash equivalents as of January 1	6	49,067	49,216	80,215
Cash transferred to held assets for distribution	1.2	-	-	(34,178)
Change in cash and cash equivalents of discontinued operations	1.2	-	-	9,021

Cash and cash equivalents as of December 31	6	68,266	49,067	49,216
Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		(483)	(392)	185
Derecognition of impaired assets		-	3,401	-
Outstanding accounts payable related to acquisition of property, plant and equipment		8,698	4,627	5,368

See transfer of net assets and impairment on brine project that did not generated cash flows in notes 1.2 and 1.3.

The accompanying notes are an integral part of these consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to the consolidated financial statements

As of December 31, 2019, 2018 and 2017

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of December 31, 2019 and 2018. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in La Libertad region, in the North of Peru.

The issuance of the consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) for the year ended December 31, 2019 was authorized by the Company’s Board of Directors on February 12, 2020. The consolidated financial statements as of December 31, 2018 and for the year ended that date were approved by the General Shareholders’ Meeting on March 11, 2019.

As of December 31, 2019 and 2018, the consolidated financial statements comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A. and Calizas del Norte S.A.C. (on liquidation). To these dates, the Company maintains a 100 percent interest in all its subsidiaries.

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete. In May 2017 created Prefabricados del Pacífico S.A.C. (a company dedicated to the production and commercialization of cement bricks in northern Peru, which as of the date of this report has not started operations).

Notes to the consolidated financial statements (continued)

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A. (“Salmueras”) which was engaged in the exploration of a brine project located in the northern region of Peru. To develop this project, the subsidiary had the minority shareholder Quimpac S.A. whom as of December 31, 2017 held a participation of 25.1 percent of the common shares. In December 2017, the Company decided not to continue with the activities related to this project, as explained in note 1.4 below. As of December 31, 2018 and 2019, Quimpac no longer has any participation in the project.

-	Calizas del Norte S.A.C. (on liquidation). On May 31, 2016, the Company decided to liquidate the subsidiary Calizas del Norte S.A.C.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition, intermediation services for the management and development of real estate projects by natural and/or legal persons.

The table presented below shows the summary of the main captions of the audited financial statements of the subsidiaries controlled by the Group as of December 31, 2019, 2018 and 2017:

	Assets		Liabilities		Net equity		Net income (loss)
Entity	2019	2018	2019	2018	2019	2018	2019	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cementos Selva S.A. and subsidiaries	279,818	240,844	41,506	30,149	238,312	210,695	27,713	24,261	37,467
Distribuidora Norte Pacasmayo S.R.L. and subsidiary	326,949	308,158	184,904	178,905	142,045	129,253	13,108	4,867	(220)
Empresa de Transmisión Guadalupe S.A.C.	46,068	41,971	4,941	846	41,127	41,125	588	386	124
Salmueras Sudamericanas S.A., note 1.3	213	46	35	674	178	(628)	(94)	(2,620)	(50,942)
Calizas del Norte S.A.C. (on liquidation)	694	703	2	-	692	703	(11)	(3)	(121)
Soluciones Takay S.A.C.	2,120	-	2,588	-	(468)	-	(1,674)	-	-
Fosfatos del Pacífico S.A., note 1.2	-	-	-	-	-	-	-	-	(1,216)

Notes to the consolidated financial statements (continued)

1.1	Business combination –

On October 5, 2018, Distribuidora Norte Pacasmayo S.R.L. acquired certain assets of a third party through the disbursement of US$12,335,000.

The asset’s purchase was classified as the acquisition of a business in accordance with the IFRS 3 “Business Combinations” and was recorded under the “Acquisition” method reflecting their fair values at the purchase date in accordance with IFRS 3. These values were recorded in the separate financial statements of Distribuidora Norte Pacasmayo S.R.L. as of that date, as well as the resulting goodwill. The carrying amounts and fair values of the assets identified as of the acquisition date were as follows:

Fair value
S/(000)

Inventories	6,849
Machinery and equipment	2,749
Brand and other intangibles, note 11 (c)	25,152
Deferred income tax asset	1,866
36,616

Goodwill, note 12	4,459

Total assets acquired	41,075

The methodology used to determine the fair values at the acquisition date for each of the items evaluated are the following:

(i)	Inventories -

The fair value corresponded to the estimated sale price, less the estimated costs to carry out the sale.

(ii)	Fixed assets -

For the determination of the fair value of the fixed assets, technical reports prepared by an independent appraiser were used.

(iii)	Brand and other intangibles -

The fair values of identifiable intangible assets at the acquisition date were determined using the income approach, based on the present value of the gains attributable to the asset or costs avoided as a result of owning the asset. Under this approach, the fair value of intangible assets is determined through the methodology of discounted future cash flows using the rate of return that considers the relative risk of obtaining cash flows and the value of money over time.

Notes to the consolidated financial statements (continued)

The methods used by the Management of the Company to estimate the fair values of the intangible assets identified at the acquisition date were the “With / Without Method” (WWM) which estimates the value of the intangible as the differential between the value of the cash flows with and without the intangible asset, after discounting the returns for all the assets that contribute to the flow and the “Relief from Royalty” (RFR) method, which estimates the cash flows that the company saves for the payment of royalties that it would do if it did not have its own brand.

(iv)	Goodwill -

Goodwill comprises the fair value of the expected synergies that the Company expects to obtain when acquiring the assets. This goodwill is recorded at cost and corresponds to excess of the cost of acquisition (consideration transferred) and the fair value of the identifiable assets, including the brand and other intangible assets.

1.2	Spin-off project -

On September 2016, the Company’s General Shareholders’ Meeting approved a spin-off of a portion of net assets (composed by the assets and liabilities related to the Company’s interest in Fosfatos del Pacífico S.A.) in favor of Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project was to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplated that for each common and investment share of Cementos Pacasmayo S.A.A., the shareholders would received approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off indicated previously was executed; consequently, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was reduced for the amount of S/100,357,000.

On the other hand, as of the date of the spin-off’s execution, part of the investment shares transferred to Fossal S.A.A. were owned by Cementos Pacasmayo S.A.A. (treasury shares). As a consequence, the Company received 9,148,373 investment shares of Fossal S.A.A. The transactions were recorded with a debit to financial instruments designated at fair value through other comprehensive income, for an amount of S/21,206,000 and a credit to equity for S/23,459,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000, see note 9.

The results from discontinued operations are presented in the consolidated statement of profit or loss, in a single line as a post-tax result from discontinued operations, in this case are related to the net losses generated by Fosfatos del Pacífico S.A. (net of intercompany eliminations), were presented as “net loss of discontinued operations” for the year 2017 and amounted to S/754,000.

Notes to the consolidated financial statements (continued)

As of March 1, 2017, the assets and liabilities transferred of Fosfatos del Pacífico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non- current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173
382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Investment shares	10,224
Additional paid-in capital	118,569
Other reserves	36,957
Non-controlling interest	100,357
382,638

1.3	Impairment on brine project -

In 2017, the Company decided to prioritize its investments in the development of products related to the manufacture and sale of cement and constructive solutions; therefore, the disposal of investments that are not in line with the strategic plan has been approved.

As a result of this decision, the Company has decided not to continue with the brine project recording a charge to results related to the impairment on the assets of this project amounted to S/47,582,000, which is presented in the item “impairment on subsidiary investment” in the consolidated statement the profit or loss of the year 2017.

The impairment was attributed to the equity holders of the parent and to the non-controlling interest for the amounts of S/25,444,000 and S/11,988,000, respectively, net of deferred income tax amounting to S/10,150,000.

Notes to the consolidated financial statements (continued)

On the other hand, non-controlling interest made contributions during the years 2018 and 2017, amounted to S/1,405,000 and S/491,000 respectively, were presented in the consolidated statement of changes in equity as “contributions from non-controlling interest”. It should be noted that the contribution made by the non-controlling interest in 2018 was originated by the payment of certain penalties corresponding to the concessions contributed in previous years by the non-controlling interest.

2.	Significant accounting policies

2.1	Basis of preparation –

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for instruments designated at fair value through other comprehensive income (OCI) and derivative financial instruments that have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in fair values attributable to the risks that are being hedged in effective hedge relationships. The consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period, there are certain standards and amendments applied for the first time by the Group during 2019 that did not require the restatement of previous financial statements, as explained in note 2.3.19.

2.2	Basis of consolidation -

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2019 and 2018. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), ii) exposure, or rights, to variable returns from its involvement with the investee, and iii) the ability to use its power over the investee to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Notes to the consolidated financial statements (continued)

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statements of cash flows comprise cash at banks and on hand and short-term deposits with original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, commercial and other receivables, available-for-sale financial investments and derivative financial instruments.

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments).
-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments).
-	Financial assets designated at fair value through OCI with not recycling of cumulative gains and losses upon derecognition (equity instruments).
-	Financial assets at fair value through profit or loss.

The classification depends on the business model of the Company and the contractual terms of the cash flows.

Notes to the consolidated financial statements (continued)

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to collect contractual cash flows and not sale or trade it, and if,
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

The Group’s financial assets at amortized cost includes trade and other receivables.

Financial assets at fair value through OCI (debt instruments) -The Group measures debt instruments at fair value through OCI if both of the following conditions are met:

-	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

The Group does not have debt instruments classified in this category.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

Notes to the consolidated financial statements (continued)

The Group elected to classify irrevocably its non-listed equity investments under this category, see note 9.

Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss include financial assets held for trading assets for trading derivate financial instruments, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value and net changes in such fair value are presented as financial costs (net negative changes in fair value) or financial income (net positive changes in fair value) in the consolidated statement of profit or loss.

As of December 31,2019, the Group does not have instruments classified in this category. As of December 31, 2019, the Group held assets for trading derivate financial instruments classified in this category.

Derecognition -

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

-	The rights to receive cash flows from the asset have expired, or
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Notes to the consolidated financial statements (continued)

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Notes to the consolidated financial statements (continued)

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss -

Financial liabilities at fair value through profit or loss include financial liabilities held for trading, trading derivate financial instruments and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term; gains or losses on liabilities held for trading are recognized in the statement of profit or loss. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

As of December 31, 2019, the Group held liabilities for trading derivatives financial instruments classified in this category.

Loans and borrowings -

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

This category includes trade and other payables and interest-bearing loans and borrowings. For more information refer to Notes 13 and 15.

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

Notes to the consolidated financial statements (continued)

(iv)	Offsetting of financial instruments -

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

(v)	Derivative financial instruments and hedge accounting –

Initial recognition and subsequent measurement:

The Group uses derivative financial instruments, cross currency swaps (CCS), to hedge its foreign currency exchange rate risk. These derivative financial instruments are initially recognized at their fair values on the date on which the derivative contract is entered into and subsequently are remeasured at their fair value. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

For the purpose of hedge accounting, hedges are classified as:

-	Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.
-	Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.
-	Hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges expect to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Notes to the consolidated financial statements (continued)

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

-	There is ‘an economic relationship’ between the hedged item and the hedging instrument.
-	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.
-	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the Group actually uses to hedge that quantity of hedged item.

Hedges that meet all the qualifying criteria for hedge accounting are recorded as cash flow hedges.

Cash flow hedges

Any gains or losses arising from changes in the fair value of derivatives is taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in OCI and later reclassified to profit or loss when the hedge item affects profit or loss.

For any other cash flow hedges, the amount accumulated in OCI is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

In the case that the cash flow hedge is discontinued, the amount accumulated in other comprehensive income must remain in other comprehensive income accumulated if the covered cash flows are still expected to occur. Otherwise, the amount will be immediately reclassified to profit or loss as a reclassification adjustment. After discontinuation, once the covered cash flows are given, any amount that remains in other comprehensive accumulated results must be recorded considering the nature of the underlying transaction.

(vi)	Fair value measurement

The Group measures financial instruments such as derivatives, and equity investment, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

-	In the principal market for the asset or liability, or
-	In the absence of a principal market, in the most advantageous market for the asset or liability.

Notes to the consolidated financial statements (continued)

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value accounting hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Group’s management determines the policies and procedures for recurring and non-recurring fair value measurements.

At each reporting date, the Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group’s accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

Notes to the consolidated financial statements (continued)

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above.

2.3.3	Foreign currencies -

The functional and presentation currency for the consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

2.3.4	Inventories -

Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials

-	Purchase cost determined using the weighted average method.

Finished goods and work in progress

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit

-	Purchase cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale.

2.3.5	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Notes to the consolidated financial statements (continued)

Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Leases -

The Group applied IFRS16 for the first time on January, 1 2019, using the modified retroactive transition method, see effects of adoption in note 2.3.19. Under IFRS16 the Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration

Group as a lessee:

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right of use assets

The Group recognizes right-of-use assets at the commencement date of the lease (the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are subject to impairment assessment if indications of impairment are presented.

ii) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

Notes to the consolidated financial statements (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the assessment of an option to purchase the underlying asset, a change in the amounts expected to be paid under residual value guarantee or changes to future payments resulting from a change in an index or rate used to determine such lease payments

The Group’s lease liabilities are included in “lease liabilities” in the consolidated statement of financial position.

iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value.

Group as a lessor:

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in other income in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

During 2017 and 2018, the Group applied previous lease standard (IAS17), the main difference is that under this standard, payments for operating expenses in the consolidated statement of profit or loss on a lineal amortization basis throughout the lease period. The criteria for accounting for financial leases and income for leases when the Group acts as lessor were similar to those established in IFRS 16.

2.3.7	Property, plant and equipment -

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met (see note 2.3.6). The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciated them separately based on their specific useful lives. Likewise, when major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in profit or loss as incurred.

Notes to the consolidated financial statements (continued)

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions (Note 3) and decommissioning provisions (Note 14).

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other constructions:
Administrative facilities	Between 35 and 48
Main production structures	Between 30 and 49
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills and horizontal furnaces	Between 42 and 49
Vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 12 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 11 and 21
Light units	Between 8 and 11
Computer equipment	4
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period, and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

2.3.8	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “property, plant and equipment” caption of consolidated statement of financial position. Those mining concessions are amortized starting from the production phase following the units-of-production method based on proved reserves to which they relate. The unit-of-production rate for the amortization of mining concessions takes into account expenditures incurred to the date of the calculation. In the event the Group abandons the concession, the costs associated are written-off in the consolidated statement of profit or loss.

As of December 31, 2019 and 2018, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

Notes to the consolidated financial statements (continued)

2.3.9	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on useful live of the quarry to which relate. Expenditures that increase significantly the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized it’s the life on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.10	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized in an average term of ten years.

Notes to the consolidated financial statements (continued)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. As of December 31, 2019 and 2018, the Company maintains as intangible assets with an indefinite useful the fair value of the brand acquired in the transaction mentioned in note 1.1.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

Exploration and evaluation assets -

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

-	Researching and analyzing historical exploration data.
-	Gathering exploration data through geophysical studies.
-	Exploratory drilling and sampling.
-	Determining and examining the volume and grade of the resource.
-	Surveying transportation and infrastructure requirements.
-	Conducting market and finance studies.

License costs paid in connection with a right to explore in an existing exploration area are capitalized and amortized over the term of the license.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized. These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

Notes to the consolidated financial statements (continued)

The main estimates and assumptions the Group uses to determine whether is likely that future exploitation will result in future economic benefits include: expected operational costs, committed capital expenditures, expected mineral prices and mineral resources found. For this purpose, the future economic benefit of the project can reasonably be regarded as assured when mine-site exploration is being conducted to confirm resources, mine-site exploration is being conducted to convert resources to reserves or when the Group is conducting a feasibility study, based on supporting geological information.

As the capitalized exploration and evaluation costs asset is not available for use, it is not amortized. These exploration costs are transferred to mine development assets once the work completed to date supports the future development of the property and such development receives appropriate approvals. In this phase, the exploration costs are amortized in accordance with the estimated useful life of the mining property from the time the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

Exploration areas in which resources have been discovered but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of resources exist or to ensure that additional exploration work are under way or planned. To the extent that capitalized expenditure is no longer expected to be recovered it is charged to the consolidated statement of profit or loss. The Group assesses at each reporting date whether there is an indication that an exploration and evaluation assets may be impaired. The following facts and circumstances are considered in this assessment:

(i)	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)	sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Notes to the consolidated financial statements (continued)

2.3.11	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for rehabilitation and depreciation and amortization charges.

2.3.12	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (goodwill and Intangible assets with indefinite useful lives), the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset of CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Group supports its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

Notes to the consolidated financial statements (continued)

In addition, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

2.3.13	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at a current risk-free pre-tax rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Notes to the consolidated financial statements (continued)

Liabilities for environmental costs are recognized when a clean-up is probable and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

2.3.14	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are monthly recorded on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured on the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. According to IAS 19 “Employee benefits”, the Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss, until the liability is extinguished.

2.3.15	Revenue recognition -

The group is dedicated to the production and trading of cement, blocks, concrete and quicklime, as well as trade of construction supplies. These goods are sold in contracts with customers. The Group has concluded that it is principal in its sales agreements because it controls the goods or services before transferring to the customer.

Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

The Group considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Notes to the consolidated financial statements (continued)

Rendering of services -

In the businesses segments cement, quicklime, concrete, blocks and construction supplies, the Group provides transportation services. These services are sold together with the sale of the goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Operating lease income -

Income from operating lease of land and office was recognized on a monthly accrual basis during the term of the lease.

Interest income -

For all financial instruments measured at amortized cost and interest-bearing financial assets, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the consolidated statement of profit or loss.

2.3.16	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax -

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except in respect of deductible temporary differences associated with investments in subsidiaries, where deferred assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss is recognize outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Mining royalties -

Mining royalties are accounted for under IAS 12 when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is based on taxable net income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for income tax. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in results of the year.

2.3.17	Investment shares holds in treasury -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Notes to the consolidated financial statements (continued)

2.3.18	Business combinations and goodwill -

A business consists of inputs and processes applied to those inputs that have the ability to create contribute to the creation of outputs. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses of the consolidated statement of profit or loss.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill

Goodwill is the excess of the aggregate of the consideration transferred on the assets acquisitions mentioned in note 1.1, over the fair value of the acquire assets.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Notes to the consolidated financial statements (continued)

The Group perform impairment tests of the goodwill annually. The impairment of the goodwill is determined estimating the recoverable amount of the cash generating units related to it. When the recoverable amount of the cash generating units is lower than the carrying value, an impairment is recognized. Impairment related to goodwill cannot be reversed in future periods.

2.3.19	New amended standards and interpretations –

IFRS16 Leases

The Group applied IFRS 16 for the first time on January 1, 2019 through the modified retroactive transition method, the criteria for the recognition of asset for use rights and liabilities for leases are those described in note 2.3.6.

The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.23 percent per year in soles.

The change in the accounting policy affected the following items of the interim condensed consolidated statement of financial position:

-	Increase in right-of-use assets (“other assets” caption) by S/124,000.
-	Increase in lease liabilities by S/137,000.
-	Reduction of accumulated results in equity by S/13,000.

Several other amendments and interpretations, including IFRIC 23 “Uncertainty over Income Tax Treatments” apply for the first time as of January 1, 2019, but do not have an impact on the consolidated financial statements of the Group.

The Group has not adopted early any standard, interpretation or modification that has been issued but is not yet in force

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties includes:

-	Capital management, Note 29.
-	Financial instruments risk management and policies, Note 29.
-	Sensitivity analyses disclosures, Note 29.

Notes to the consolidated financial statements (continued)

Estimates and assumptions -

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The significant areas are summarized below:

-	Determination of useful lives of assets for depreciation and amortization purposes – Notes 2.3.7, 2.3.8, 2.3.9 and 2.3.10.
-	Recognition of exploration and evaluation assets and mine development costs – Notes 2.3.9, 2.3.10 and note 11.
-	Ore reserve and resource estimates – Note 2.3.11.
-	Review of asset carrying values and impairment charges – Note 2.3.2, 2.3.12, 10 and 11.
-	Income tax – Notes 2.3.16 and 16.
-	Cash flow hedges – Notes 2.3.2(v) and 30(b).

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that are issued, but not yet effective, up to the date of issuance of the financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

-	Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’.

The amendments to the definition of material is not expected to have a significant impact on the Group’s consolidated financial statements.

Notes to the consolidated financial statements (continued)

Amendments to IFRS 3: Business definition

In October 2018, the IASB issued amendments to IFRS 3 “Business combinations” to help entities determine when a set of acquired activities and assets is a business or not. The minimum requirements for a business are clarified, the evaluation of whether a market participant is capable of replacing any missing element is eliminated, a guide is added to help entities assess whether an acquired process is significant, specifies definition of business and products and introduces an optional test of fair value concentration. New illustrative examples were provided along with the modifications.

These modifications are applied prospectively to transactions or events that occur on or after the entry into force, the consolidated financial statements of the Group will not be affected by these modifications.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of December 31, 2019 the exchange rates for transactions in United States dollars, published by this institution, were S/3.311 for purchase and S/3.317 for sale (S/3.369 for purchase and S/3.379 for sale as of December 31, 2018).

As of December 31, 2019 and 2018, the Group had the following assets and liabilities in United States dollars:

	2019	2018
	US$(000)	US$(000)

Assets
Cash and cash equivalents	993	4,007
Trade and other receivables	5,741	5,135
Advances to suppliers for work in progress	2,586	1,250
	9,320	10,392

Liabilities
Trade and other payables	(5,975)	(29,618)
Interest-bearing loans and borrowings	(157,263)	(149,612)
	(163,238)	(179,230)
Cross currency swap position	150,000	150,000

Net monetary position	(3,918)	(18,838)

Notes to the consolidated financial statements (continued)

As of December 31, 2019 and 2018, the Group has cash currency hedging agreements for its bonds (denominated in US dollars), see note 15. Of the US$150,0000 shown in the swap position, there are underlying liabilities in the amount of US$131,612,000. The difference of US$18,388,000 is maintained as derivative financial instruments of negotiation.

During 2019, the net gain originated by the exchange difference was approximately S/729,000 and during 2018 the net loss from exchange difference amounted to S/8,377,000. All these results are presented in the caption “Gain (loss) from exchange difference, net” of the consolidated statement of income. The net loss difference in exchange for the year 2018 includes a loss of S/4,293,000 originated by cash flow hedging instruments that changed under negotiation conditions.

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	2019	2018
	S/(000)	S/(000)

Cash on hand	149	152
Cash at banks (b)	16,617	18,821
Short-term deposits (c)	51,500	30,094

	68,266	49,067

(b)	Cash at banks is denominated in local currency and U.S. dollars, is deposited in local and foreign bank are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	As of December 31, 2019 and 2018, the short-term deposits held in local banks were freely available and earned interest at the respective short-term deposits rates. These short-term deposits, with original maturities of less than three months, were collected in January 2020 and January and February 2019, respectively.

Notes to the consolidated financial statements (continued)

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	2019	2018	2019	2018
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	100,201	80,328	-	-
Other accounts receivable (c)	12,973	3,353	386	-
Other receivables from sale of fixed assets	1,023	3,967	732	923
Loans granted	1,566		198
Loans to employees	1,398	1,032	-	-
Accounts receivable from Parent company and affiliates, note 26	1,171	3,209	-	-
Interests receivables, note 6(c)	408	164	-	-
Indemnification from insurance	231	10,366	-	-
Funds restricted to tax payments	-	331	-	-
Allowance for expected credit losses (d)	(3,747)	(2,295)	-	-
Financial assets classified as receivables (e)	115,224	100,455	1,316	923
Value-added tax credit	4,956	2,308	3,157	3,402
Tax refund receivable	350	206	9,242	9,241
Allowance for expected credit losses (d)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	5,306	2,514	3,365	3,609
	120,530	102,969	4,681	4,532

(b)	Trade account receivables have current maturities (30 to 90 days) and those overdue interest bearing.

(c)	As of December 31, 2019, it mainly includes accounts receivable from a third party for the sale of regional and local public investment certificates (CIPRL) for S / 9,900,000. These certificates were delivered to the Group by the Peruvian Government as compensation for the investment made in a public work and constitute a security that can be used for the payment of taxes by any entity.

Notes to the consolidated financial statements (continued)

(d)	The movement of the allowance for expected credit losses is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Opening balance	11,329	1,685	781
Additions	1,452	9,717	1,190
Recoveries	-	(62)	-
Write-off	-	(11)	(286)

Ending balance	12,781	11,329	1,685

As of December 31, 2019, the additions include S/1,452,000 related to the allowance for expected credit losses for trade receivables (S/683,000 as of December 31,2018), which are presented in the “selling and distribution expenses” line of the consolidated statement of profit or loss, see note 21.

As of December 31, 2018, the additions include S/9,034,000 related to the allowance for expected credit losses for other receivables see note 23.

(e)	The aging analysis of trade and other accounts receivable as of December 31, 2019 and 2018, is as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	< 30 days	30-60 days	61-90 days	91-120 days	> 120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019	116,540	92,325	12,525	531	1,635	-	9,524
2018	101,378	32,591	43,441	9,303	3,364	620	12,059

Notes to the consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)

Goods and finished products	22,133	16,832
Work in progress	166,999	133,972
Raw materials	167,159	118,816
Packages and packing	3,721	2,025
Fuel	3,159	2,715
Spare parts and supplies	168,241	163,540
Inventory in transit	4,845	1,858
	536,257	439,758
Less - Provision for inventory obsolescence (b)	(17,253)	(14,975)
	519,004	424,783

(b)	Movement in the provision for inventory obsolescence value is set forth below:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Opening balance	14,975	11,167	8,449
Additions	2,498	3,808	3,183
Recoveries	(220)	-	(465)
Final balance	17,253	14,975	11,167

9.	Financial investment designated at fair value through OCI

(a)	Movement in financial investment designated at fair value through OCI is as follow:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Beginning balance	26,883	21,206	657
Fair value change recorded in other comprehensive income	-	5,677	37
Investment shares from spin-off, note 1.2	(8,659)	-	21,206
Disposals (c)	-	-	(694)

Ending balance	18,224	26,883	21,206

(b)	As of December 31, 2019 and 2018, corresponds to 9,148,373 investment shares of Fossal S.A.A., as a result of the execution of the spin-off project, explained in note 1.2. These shares represent 7.76% of equity of Fossal S.A.A., see characteristics of investment shares in note 17(b).

Notes to the consolidated financial statements (continued)

10.	Property, plant and equipment

(a)	The composition and movement in this caption as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs (b)	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Mine rehabilitation costs	Capitalized interests	Work in progress and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
As of January 1, 2018	76,808	45,247	228,558	676,937	1,591,059	31,401	122,318	58,413	6,089	64,904	42,872	2,944,606
Additions	194	4,838	12,701	-	19,993	534	3,294	742	-	-	37,178	79,474
Disposals	-	-	(2,325)	(691)	(6,588)	(3)	(10,089)	(11,547)	(4,574)	-	(699)	(36,516)
Transfers, note 11	(98)	(2,235)	1,490	(1,400)	17,913	209	306	979	-	-	(20,225)	(3,061)
As of December 31, 2018	76,904	47,850	240,424	674,846	1,622,377	32,141	115,829	48,587	1,515	64,904	59,126	2,984,503
Additions	-	6,497	9,014	-	10,177	295	10,739	1,119	-	-	43,910	81,751
Disposals	(854)	-	(386)	-	(2,038)	(25)	(3,137)	-	-	-	(94)	(6,534)
Transfers, note 11	85	(2,642)	2,603	9,492	36,526	428	137	1,245	-	-	(55,493)	(7,619)

As of December 31, 2019	76,135	51,705	251,655	684,338	1,667,042	32,839	123,568	50,951	1,515	64,904	47,449	3,052,101

Accumulated depreciation
As of January 1, 2018	12,119	9,750	-	85,794	382,634	27,915	72,979	42,766	1,434	2,936	-	638,327
Additions	-	551	-	17,782	89,644	732	12,408	3,967	52	1,522	-	126,658
Disposals	-	-	-	(161)	(5,443)	(2)	(8,627)	(11,541)	(1,431)	-	-	(27,205)
Transfers and reclassifications, note 11	-	(326)	-	-	-	-	-	-	-	-	-	(326)
As of December 31, 2018	12,119	9,975	-	103,415	466,835	28,645	76,760	35,192	55	4,458	-	737,454
Additions	65	424	-	18,047	90,385	760	9,098	3,589	44	1,520	-	123,932
Disposals	-		-		(1,636)	(25)	(2,631)	-	-	-	-	(4,292)
Transfers and reclassifications	-	(328)	-	(266)	563	-	-	31	-	-	-	-

As of December 31, 2019	12,184	10,071	-	121,196	556,147	29,380	83,227	38,812	99	5,978	-	857,094

Impairment mining assets (b)
As of January 1, 2018	42,858	24,048	258	13,837	12,166	201	26	454	3,143	-	735	97,726
Additions	-	-	(258)	-	-	-	-	-	(3,143)	-	-	(3,401)
As of December 31, 2018	42,858	24,048	-	13,837	12,166	201	26	454	-	-	735	94,325
Reclassifications	-	-	-	(259)	259	-	-	-	-	-	-	-

As of December 31, 2019	42,858	24,048	-	13,578	12,425	201	26	454	-	-	735	94,325

Net book value
As of December 31, 2018	21,927	13,827	240,424	557,594	1,143,376	3,295	39,043	12,941	1,460	60,446	58,391	2,152,724
As of December 31, 2019	21,093	17,586	251,655	549,564	1,098,470	3,258	40,315	11,685	1,416	58,926	46,714	2,100,682

Notes to the consolidated financial statements (continued)

(b)	Mining concessions mainly include net acquisition costs of S/15,367,000 related to coal concessions acquired through a purchase option executed from 2011 to 2013. The caption also includes some concessions acquired by the Group for exploration activities related to the cement business.

In previous years’ management recognized a full impairment charge of approximately S/97,726,000 related to the total net book value of a closed zinc mining unit which includes concession costs, development costs and related facilities and equipment. From this amount, S/42,858,000 corresponds to concessions costs. According to the management´s expectation the recovery amount of this zinc mining unit is zero.

During the year 2017, the Group has recognized an impairment on the brine project, as explained in note 1.3, derecognized mining concessions and other assets related to said project for S/1,732,000.

(c)	There were no additions under finance leases during 2019 and 2018.

(d)	The Group has assessed the recoverable amount of its remaining long-term assets and did not find indicators of an impairment loss of these assets as of December 31, 2019 and 2018.

(e)	Work in progress included in property, plant and equipment as of December 31, 2019 amounted to S/56,123,000 (S/58,391,000 as of December 31, 2018) and is mainly related to complementary facilities of the cement plants.

(f)	As of December 31, 2019, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/8,698,000 (S/4,627,000 as of December 31, 2018, see note 13.

Notes to the consolidated financial statements (continued)

11.	Intangible

(a)	The composition and movement of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2018	10,225	1,025	341	45,659	57,250
Additions	1,569	23,518	1,634	1,129	27,850
Transfers, note 10	2,020	-	-	1,041	3,061
As of December 31, 2018	13,814	24,543	1,975	47,829	88,161
Additions	3,712	-	-	1,623	5,335
Disposals	-	-	-	(726)	(726)
Transfers and reclassifications, note 10	7,619	-	-	-	7,619

As of December 31, 2019	25,145	24,543	1,975	48,726	100,389

Accumulated amortization
As of January 1, 2018	4,703	111	37	5,513	10,364
Additions	2,003	691	34	393	3,121
Transfers, note 10	-	-	-	326	326
As of December 31, 2018	6,706	802	71	6,232	13,811
Additions	2,470	2,454	-	878	5,802
Disposals	-	-	-	(59)	(59)

As of December 31, 2019	9,176	3,256	71	7,051	19,554

Estimación por deterioro de activos (b)
Al of January 1, 2018	-	-	-	33,469	33,469

As of December 31, 2018	-	-	-	33,469	33,469

As of December 31, 2019	-	-	-	33,469	33,469

Next Value
As of December 31, 2018	7,108	23,741	1,904	8,128	40,881

As of December 31, 2019	15,969	21,287	1,904	8,206	47,366

(b)	As of December 31, 2019 and 2018, the exploration and evaluation assets include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	During the year 2019, additions and transfers mainly comprise the implementation of the SAP system. During the year 2018, the Group acquired brand and other intangibles for an amount of S/25,152,000 from a third party, which were recorded using the acquisition method reflecting their fair values at the acquisition date, see note 1.1.

(d)	As of December 31, 2019 and 2018, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles, not finding any indicators of impairment in said assets.

Notes to the consolidated financial statements (continued)

12.	Goodwill

As of December 31, 2019 and 2018, the amount for goodwill amounts to S/4,459,000, respectively, from the acquisition of assets made by the subsidiary Distribuidora Norte Pacasmayo S.R.L., see note 1.1.

The Group has assessed the recoverable amount of its goodwill and has determined that there are no indicators of an impairment loss of this asset as of December 31, 2018 and 2019.

13.	Trade and other payables

This caption is made up as follows:

	2019	2018
	S/(000)	S/(000)

Trade payables	84,894	68,066
Dividends payable, note 17(g)	52,523	19,331
Remuneration payable	18,007	15,605
Interests payable	24,809	10,390
Taxes and contributions	12,047	8,715
Board of Directors’ fees	5,917	6,167
Hedge finance cost payable	5,922	6,033
Guarantee deposits	5,799	4,332
Advances from customers	11,775	5,536
Account payable to the principal and affiliates, note 26	1,772	209
Accounts payable related to the acquisition of property, plant and equipment, note 10(f)	8,698	4,627
Other accounts payable	5,136	5,554
	237,299	154,565

Trade accounts payable result from the purchases of material, services and supplies for the Group operation, and mainly correspond to invoices payable to domestic suppliers. Are non-interest bearing and are normally settled on 60 to 120 days term.

Other payables are non-interest bearing and have an average term of 3 months.

Interest payable is normally settled semiannually throughout the financial year.

Notes to the consolidated financial statements (continued)

14.	Provisions

This caption is made up as follows:

	Workers’ profit-sharing	Long-term incentive plan	Rehabilitation provision	Total
	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2019	14,341	36,000	1,489	51,830
Additions, note 22	15,169	6,523	-	21,692
Unwinding of discounts, note 25	-	118	340	458
Payments and advances	(15,607)	(34,127)	-	(49,734)
At December 31, 2019	13,903	8,514	1,829	24,246

Current portion	13,903	2,700	-	16,603
Non-current portion	-	5,814	1,829	7,643
	13,903	8,514	1,829	24,246

At January 1, 2018	20,147	30,322	2,399	52,868
Additions, note 22	15,712	9,495	-	25,207
Unwinding of discounts, note 25	-	767	-	767
Change in estimates, note 23	-	-	(910)	(910)
Payments and advances	(21,518)	(4,584)	-	(26,102)
At December 31, 2018	14,341	36,000	1,489	51,830

Current portion	14,341	32,112	-	46,453
Non-current portion	-	3,888	1,489	5,377
	14,341	36,000	1,489	51,830

Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

Notes to the consolidated financial statements (continued)

Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. Under the plan, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2011. This benefit accrues and accumulates for each officer, and is payable in two moments: to a group on the sixth year since the creation of this bonuses plan, to a second group on the seventh year since the creation of this bonuses plan and the last payment at the end of the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, he will not receive this compensation. In accordance with IAS 19, the Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate.

Rehabilitation provision -

As of December 31, 2019 and 2018, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Company’s operations and the zinc mine site (fully impaired in 2011 and closed in 2018), located in the Region of Amazonas. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material change to the assumptions. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows were estimated from financial budgets approved by senior management. The range of sol risk free discount rates used in the calculation of the present value of this provision as of December 31, 2018 and 2019 was 6.52 to 7.65 percent, respectively.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines.

Notes to the consolidated financial statements (continued)

15.	Financial obligations

This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	2019	2018
		%		S/(000)	S/(000)

Short-term promissory notes
BBVA	US$	2.70	May 8, 2020	8,293	-
Banco de Crédito del Perú	S/	4.64	June 18, 2020	13,689	-
Banco de Crédito del Perú	US$	3.36	August 6, 2020	5,307	-
Banco de Crédito del Perú	US$	3.23	August 14, 2020	4,864	-
Banco de Crédito del Perú	US$	3.16	October 9, 2020	16,867	-
Scotiabank Perú S.A.A.	US$	3.00	October 10, 2020	43,121	-
Scotiabank Perú S.A.A.	US$	2.35	November 27, 2020	6,633	-
Banco de Crédito del Perú	US$	3.43	April 15, 2019	-	16,895
Scotiabank Perú S.A.A.	US$	3.40	October 10, 2019	-	43,927

Total current				98,774	60,822

Senior Notes (c)
Principal, net of issuance costs	US$	4.50	February 8, 2023	434,380	441,786
Principal, net of issuance costs	S/	6.69	February 1, 2029	259,440	-
Principal, net of issuance costs	S/	6.84	February 1, 2034	309,310	-

Mid-term promissory notes (bridge loans) (d)
Banco de Crédito del Perú	S/	5.70	-	-	169,000
Banco de Crédito del Perú	S/	5.70	-	-	411,769

Total non-current				1,003,130	1,022,555
Current portion				98,774	60,822
Non-current portion				1,003,130	1,022,555

Short-term promissory notes

Financing with Banco de Crédito del Perú, BBVA Perú y Scotiabank was obtained for working capital and with the purpose of resolving the acquisition of the business mentioned in note 1.1. The short-term promissory notes have a current maturity and maintain an effective interest rate of 2.35 to 4.64 percent per year.

Notes to the consolidated financial statements (continued)

Senior Notes in US dollars

The General Shareholder’s Meeting held on January 7, 2013, approved that the Company complete a financing transaction. In connection with this, the Board of Directors’ Meeting held on January 24, 2013, agreed to issue Senior Notes through a private offering under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Also it was agreed to list these securities in the Ireland Stock Exchange. Consequently, on February 1, 2013, the Company issued Senior Bonds with a face value of US$300,000,000, with a nominal annual interest rate of 4.50%, and maturity in 2023, obtaining total net proceeds of US$293,646,000 (S/762,067,000). The Company has used part of the net proceeds from the offering to prepay certain of its existing debt and the difference has been used in capital expenditures in connection with its cement business. The Senior Notes are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C., Dinoselva Iquitos S.A.C and Calizas del Norte S.A.C. (on liquidation).

The Board of Directors’ Meeting held on November 26, 2018, approved the repurchase of the senior notes in US dollars. As a result, the Company acquired senior notes for an amount of US$168,388,000. Consequently, as of December 31, 2018 senior notes balance in US dollars was US$ 131,612,000 (S/436,557,000). To finance this acquisition, the Company obtained medium-term promissory notes from Banco de Crédito del Perú (bridge loans) for a total of S/ 580,769,000, which were canceled with the issue of senior notes in Soles in January 2019, as explained bellow.

On the other hand, as a consequence of the purchase of senior notes issued in united states dollars, the Company’s Management considers that it is not necessary to continue with all of the derivative financial instruments to hedge those liabilities, for this reason during December 2019 the Company settled US$150,000,000 of a total of US$300,000,000. The loss obtained from this settlement amounted to S/34,887,000, which is presented in cumulative net loss on settlement of derivative financial instruments caption from consolidated statement of profit and loss for the year ended December 31, 2018. As of December 31, 2019 and 2018, the Company has hedged cash flow contracts to reduce the foreign currency risk of corporate bonds, which are in US dollars, see note 29.

Senior Notes in sol

The General Shareholders’ Meeting held on January 8, 2019, approved the issuance of senior notes in soles in the local market up to the maximum amount of S/1,000,000,000 through the Second Corporate Bonds Program of Pacasmayo, whose purpose was to settle the mid-term loans described in previous paragraph. On January 31, 2019, senior notes were issued for: i) S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; ii) S/310,000,000 at a rate of 6.844 percent per year and maturity of 15 years.

Senior Notes in soles issued in 2019 are surety guaranteed by the following Company’s subsidiaries: Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C.and Dinoselva Iquitos S.A.C.

Notes to the consolidated financial statements (continued)

Financial covenants

The financial covenants related to Senior Notes issued in US dollars and soles states that in case that the Company and its guarantor subsidiaries require to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the senior notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of December 31, 2019 and 2018, the Company has complied with all the covenants in force.

As of December 31, 2019 and 2018, senior notes generated interest that has been recognized in the consolidated statement of profit or loss for S/56,081,000 and S/45,358,000 respectively, see note 25.

Notes to the consolidated financial statements (continued)

16.	Deferred income tax assets and liabilities

	As of January 1, 2018	Effect on profit or loss	Effect on OCI	Effect on equity	Effect on asset	As of December 31, 2018	Effect on profit or loss	Effect on OCI	As of December 31, 2019
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Effect of tax-loss carry forward	-	-	-	-	-	-	2,614	-	2,614
Provision of discounts and bonuses to customers	-	137	-	-	-	137	1,895	-	2,032
Provision for vacations	76	13	-	-	-	89	1,640	-	1,729
Allowance for expected credit losses for other receivables	-	2,665	-	-	-	2,665	(1,691)	-	974
Effect of differences between book and tax bases of inventories.	-	-	-	-	-	-	922		922
Allowance for expected credit losses for trade receivables	4	65	-	-		69	763	-	832
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	34	82	-	-	-	116	82	-	198
Other	28	(6)	-	-	-	22	367	-	389
	142	2,956	-	-	-	3,098	6,592	-	9,690
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	-	-	-	-	-	-	(2,259)	-	(2,259)
Other	-	-	-	-	-	-	(12)	-	(12)
	-	-	-	-	-	-	(2,271)	-	(2,271)
Total deferred income tax assets	142	2,956	-	-	-	3,098	4,321	-	7,419

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of mining assets	8,217	(571)	-	-	-	7,646	(523)	-	7,123
Impairment on brine project assets Salmueras, nota 1.3	17,087	-	-	-	-	17,087	-	-	17,087
Long-term incentive plan	8,945	1,675	-	-	-	10,620	(8,109)	-	2,511
Provision for vacations	3,829	296	-	-	-	4,125	(1,054)	-	3,071
Provision of discounts	1,093	(99)	-	-	-	994	(994)	-	-
Provision for spare parts and supplies obsolescence	3,192	1,039	-	-	-	4,231	732	-	4,963
Rehabilitation provision	507	(269)	-	-	-	238	301	-	539
Effect of differences between book and tax bases of inventories	-	-	-	-	922	922	(922)	-	-
Financial instruments designated at fair value through OCI	2,253	-	-	(2,253)	-	-	-	879	879
Allowance for expected credit losses for trade receivables	489	107	-	-	-	596	(495)	-	101
Other	1,441	180	-	-	-	1,621	(1,272)	-	349
	47,053	2,358	-	(2,253)	922	48,080	(12,336)	879	36,623
Deferred income tax liabilities
Effect of differences between book and tax bases of fixed assets and in the depreciation rates used for book purposes	(153,265)	(12,101)	-	-	-	(165,366)	(12,082)	-	(177,448)
Net gain on cash flow hedge	(144)	8,137	(11,612)	-	-	(3,619)	(354)	754	(3,219)
Financial instruments designated at fair value through OCI	-	-	(1,675)	-	-	(1,675)	-	1,675	-
Effect of costs of issuance of senior notes	(2,422)	1,558	-	-	-	(864)	(146)	-	(1,010)
Other	(45)	-	-	-	-	(45)	-	-	(45)
	(155,876)	(2,406)	(13,287)	-	-	(171,569)	(12,582)	2,429	(181,722)
Total deferred income tax liabilities, net	(108,823)	(48)	(13,287)	(2,253)	922	(123,489)	(24,918)	3,308	(145,099)

Notes to the consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.

A reconciliation between tax expenses and the product of the accounting profit multiplied by Peruvian tax rate for the years 2019, 2018 and 2017 is as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Profit before income tax from continuing operations	194,353	116,141	128,417
Loss before income tax from discontinued operations	-	-	(1,305)
Accounting profit before income tax	194,353	116,141	127,112
At statutory income tax rate of 29.5%	(57,334)	(34,262)	(37,498)

Permanent differences
Non-deductible expenses, net	(4,181)	(6,546)	(8,776)
Effect of tax-loss carry forward non-recognized	(791)	(187)	(246)
Dividends obtained from available-for-sale investments	-	-	39
At the effective income tax rate of 32% in 2019 (2018: 35% and 2017: 37%)	(62,306)	(40,995)	(46,481)

Income tax from continuing operations	(62,306)	(40,995)	(47,032)
Income tax from discontinued operations	-	-	551

	(62,306)	(40,995)	(46,481)

The income tax expenses shown for the years ended December 31, 2019, 2018 and 2017 are:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Consolidated statement of profit or loss
Current	(41,702)	(42,959)	(58,161)
Deferred	(20,604)	1,964	11,129

	(62,306)	(40,995)	(47,032)

The income tax recorded directly to other comprehensive income represents a gain of S/3,308,000 during the year 2019, a loss of S/13,287,000 and a gain of S/11,339,000 during the years 2018 and 2017, respectively.

Notes to the consolidated financial statements (continued)

Following is the composition of deferred income tax related to items recognized in OCI and equity during the year:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Tax effect on unrealized gain (loss) on available-for-sale financial asset	2,554	(1,675)	62
Tax effect on unrealized gain (loss) on derivative financial asset	754	(2,354)	11,277
Transfer to profit or loss hedge derivate financial instruments which changed to a trading condition.	-	(9,258)	-

Total deferred income tax in OCI	3,308	(13,287)	11,339

Other	-	(2,253)	2,253

Total deferred income tax in equity	-	(2,253)	2,253

As of December 31, 2019, 2018 and 2017, it is not necessary to recognize deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the tax rules in effect in Peru, are not subject to income tax.

For information purposes, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/83,822,000 (2018: S/72,140,000), which should not be recognized in the consolidated financial statements according with IAS 12.

17.	Equity

(a)	Capital stock -

As of December 31, 2019 and 2018, share capital is represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Sol per share. As from December 31, 2019 from the total outstanding common shares ; 31,066,186 are listed in the New York Stock Exchange and 392,802,263 in the Lima Stock Exchange. As of December 31, 2018, 60,577,811 common shares were listed in the New York Stock Exchange and 363,290,638 in the Lima Stock Exchange.

Notes to the consolidated financial statements (continued)

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors or officers of the Company. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;
(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;
(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,
(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of December 31, 2019 and 2018, the Company has 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

(c)	Treasury shares -

As of December 31, 2019 and 2018, the Company maintains 36,040,497 investment shares hold in treasury amounting to S/121,258,000.

In January 2017 and October 2015, the Company acquired 7,911,845 and 37,276,580 investment shares for S/34,216,000 and S/108,248,000, respectively. In March 2017, as a result of the execution of the spin-off project described in note 1.2, the Company obtained 9,148,373 of its treasury investment shares, see note 9.

(d)	Additional paid-in capital -

As of January 1, 2017, additional paid-in capital were represented mainly by S/561,191,000 obtained as a result of the issue of 111,484,000 common shares and 928,000 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange on 2012. This amount corresponds to the excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares.

In March and December 2017, the Company recognized a debit for S/118,569,000 and a credit for S/6,759,000 in this caption as a result of the spin-off of the interest in Fosfatos del Pacífico S.A. and the impairment of the brine project, respectively, see notes 1.2 and 1.3.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10% of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20% of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

Notes to the consolidated financial statements (continued)

(f)	Other accumulated comprehensive results -

This reserve records fair value changes on available-for-sale financial assets and the unrealized results on cash flow hedge.

(g)	Distributions made and proposed –

	2019	2018	2017

Approval date in Board of Directors	November 18, 2019	September 21, 2018	October 26, 2017
Declared dividends per share to be paid in cash S/.	0.36000	0.38000	0.35000
Declared dividends S/(000):	154,119	161,396	149,837

As of December 31, 2019 and 2018, dividends payable amount to S/52,523,000 and S/19,331,000 respectively. During the year 2019 and 2017, in order to comply with Peruvian law requirements, S/280,000 and S/189,000, respectively, corresponding to dividends payable with aging greater than ten years were transferred from “dividends payable” caption to “legal reserve” caption in the consolidated statement of changes in equity.

Notes to the consolidated financial statements (continued)

18.	Sales of goods

This caption is made up as follows:

	As of December 31, 2019
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	1,065,857	197,268	25,909	-	-	-	1,289,034
Sale of construction supplies	-	-	-	-	67,225	-	67,225
Sale of quicklime	-	-	-	36,109	-	-	36,109
Sale of other	-	-	-	-	-	333	333

	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

Moment of the revenue recognition
Goods transferred at a point in time	1,065,857	197,268	25,909	36,109	67,225	333	1,392,701

	As of December 31, 2018
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	976,195	136,307	22,414	-	-	-	1,134,916
Sale of construction supplies	-	-	-	-	68,762	-	68,762
Sale of quicklime	-	-	-	57,564	-	-	57,564
Sale of other	-	-	-	-	-	1,692	1,692

	976,195	136,307	22,414	57,564	68,762	1,692	1,262,934

Moment of the revenue recognition
Goods transferred at a point in time	976,195	136,307	22,414	57,564	68,762	1,692	1,262,934

Notes to the consolidated financial statements (continued)

	As of December 31, 2017
	Cement	Concrete	Precast	Quicklime	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete and precast	944,091	110,202	17,466	-	-	-	1,071,759
Sale of construction supplies	-	-	-	-	66,442	-	66,442
Sale of quicklime	-	-	-	80,707	-	-	80,707
Sale of other	-	-	-	-	-	1,842	1,842

	944,091	110,202	17,466	80,707	66,442	1,842	1,220,750

Moment of the revenue recognition
Goods transferred at a point in time	944,091	110,202	17,466	80,707	66,442	1,842	1,220,750

For all segments, performance obligations are met at the time of delivery of the goods and the terms of payment are usually between 30 and 90 days from the date of dispatch.

Notes to the consolidated financial statements (continued)

19.	Cost of sales

This caption is made up as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products, note 8(a)	16,832	27,386	21,427
Beginning balance of work in progress, note 8(a)	133,972	105,882	107,882
Consumption of miscellaneous supplies	307,057	265,576	232,840
Maintenance and third-party services	225,467	181,128	167,735
Depreciation and amortization	115,245	117,273	109,262
Shipping costs	123,989	107,221	103,928
Personnel expenses, note 22(b)	101,185	84,190	76,523
Costs of packaging	44,416	38,483	32,011
Other manufacturing expenses	26,775	19,871	14,616
Ending balance of goods and finished products, note 8(a)	(22,133)	(16,832)	(27,386)
Ending balance of work in progress, note 8(a)	(166,999)	(133,972)	(105,882)

	905,806	796,206	732,956

20.	Administrative expenses

This caption is made up as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 22(b)	84,359	84,660	94,437
Third-party services	52,974	51,553	65,435
Depreciation and amortization	14,573	12,046	14,949
Donations	8,796	9,934	7,305
Board of Directors compensation	6,696	6,815	6,555
Taxes	4,980	4,760	3,756
Consumption of supplies	1,671	1,826	2,743
Environmental expenditures, note 28	433	547	437

	174,482	172,141	195,617

Notes to the consolidated financial statements (continued)

21.	Selling and distribution expenses

This caption is made up as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Personnel expenses, note 22(b)	26,818	21,707	17,982
Third-party services	8,636	7,549	7,392
Advertising and promotion	6,981	13,149	14,066
Allowance for expected credit losses, note 7 (d)	1,452	683	1,190
Other	646	1,029	1,048

	44,533	44,117	41,678

22.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follow:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Wages and salaries	128,809	107,128	95,684
Legal bonuses	16,837	15,156	14,133
Vacations	15,461	14,305	12,572
Workers ‘profit sharing, note 14	15,169	15,712	21,554
Social contributions	25,468	21,523	20,626
Long-term compensation, note 14	6,523	9,495	11,401
Cessation payments	2,044	3,524	9,201
Training	860	2,344	2,557
Others	1,191	1,370	1,214

	212,362	190,557	188,942

(b)	Employee benefits expenses are allocated as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Cost of sales, note 19	101,185	84,190	76,523
Administrative expenses, note 20	84,359	84,660	94,437
Selling and distribution expenses, note 21	26,818	21,707	17,982

	212,362	190,557	188,942

Notes to the consolidated financial statements (continued)

23.	Other operating income (expense), net

(a)	This caption is made up as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Income from management and administrative services provided to related parties, note 26	1,744	1,765	1,560
Income from land rental and office lease, note 26	722	707	682
Recovery of expenses	525	534	796
Changes in the estimation of rehabilitation provision, note 14	-	910	-
Net gain (loss) on disposal of property, plant and equipment and intangible	(1,846)	4,599	42
Write-off for disasters (b)	(357)	(784)	(9,688)
Allowance for expected credit losses, note 7(d)	-	(9,034)	-
Reconstruction of public road network destroyed by the Coastal El Niño	-	(5,675)	(1,209)
Other minor, net	1,857	(1,719)	3,460

	2,645	(8,697)	(4,357)

(b)	During the first quarter of 2017, Peru was affected by the natural phenomenon called Coastal El Niño, which caused heavy rains, floods and mudslides in northern Peru. The economic losses associated with damage to inventories, machinery and equipment and cost overruns for damage to roads necessary for the distribution of merchandise to customers, which as of December 31, 2018 and 2017 amounted to S/784,000 and S/9,688,000 respectively, this amount is presented net of the compensation recognized by the insurance company.

Of the total amount recognized by the insurance company, S/231,000 pending collection as of December 31, 2019 (S/7,876,000 as of December 31,2018)

24.	Finance income

This caption is made up as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Interest on term deposits	1,014	1,111	1,342
Interests on accounts receivable	715	745	954
Credit value adjust on cross currency swaps	99	-	3,307
Other finance income	748	511	239

	2,576	2,367	5,842

Notes to the consolidated financial statements (continued)

25.	Finance costs

This caption is made up as follows:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)

Interest on senior notes, note 15	56,081	45,380	45,358
Finance cost on cross currency swaps	14,958	26,185	26,140
Interest on promissory notes	5,537	2,505	-
Expenses for the purchase and amortization of issuance costs of senior notes	807	9,874	1,644

Counterparty credit risk in cross currency swaps	-	2,306	-
Other	145	321	95

Total interest expense	77,528	86,571	73,237
Unwinding of discount of provisions, note 14	458	767	522

Total finance costs	77,986	87,338	73,759

26.	Related party disclosure

Transactions with related entities -

During 2019, 2018 and 2017, the Company carried out the following transactions with its parent company Inversiones ASPI S.A. and its affiliates:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Income
Inversiones ASPI S.A. (ASPI)
Income from office lease	12	12	12
Fees for management and administrative services	544	548	595
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 28	344	339	336
Income from office lease	323	318	315
Fossal S.A.A. (Fossal)
Income from office lease	15	12	16
Fees for management and administrative services	40	42	46
Fosfatos del Pacífico S.A. (Fospac)
Income from office lease	28	26	40
Fees for management and administrative services	1,160	1,175	917
Expense
Security services provided by Compañía Minera Ares	1,989	2,059	1,195

Notes to the consolidated financial statements (continued)

As a result of these transactions, the Company had the following rights and obligations as of December 31, 2019 and 2018:

	2019		2018
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Fosfatos del Pacífico S.A.	543	-	1,487	-
Inversiones ASPI S.A.	157	-	1,240	-
Compañía Minera Ares S.A.C.	207	1,772	242	209
Otros	264	-	240	-

	1,171	1,772	3,209	209

Terms and conditions of transactions with related parties -

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. For the years ended as of December 31, 2019, 2018 and 2017, the Group has not recorded allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Compensation of key management personnel of the Group –

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. As of December 31, 2019, the total short-term compensations amounted to S/23,692,000 (2018: S/24,129,000) and the total long-term compensations amounted to S/6,523,000 (2018: S/9,495,000), and there were no post-employment or contract termination benefits or share-payments.

27.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the year by the weighted average number of common shares and investment shares outstanding during the year.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2019	2018	2017
	S/(000)	S/(000)	S/(000)
Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	132,047	76,699	94,171
Net loss from discontinued operations attributable to ordinary equity holders of the Parent	-	-	(389)
Net profit attributable to ordinary equity holders of the Parent	132,047	76,699	93,782

Notes to the consolidated financial statements (continued)

	2019	2018	2017
Denominator
Weighted average number of common and investment shares (thousands of shares)	428,107	428,107	446,062

	2019	2018	2017
	S/	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.31	0.18	0.21
Basic and diluted loss for common and investment shares from discontinued operations	-	-	-
Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.31	0.18	0.21

The weighted average number of shares in 2017, includes the weighted average effect of changes in treasury shares, explained in note 17(c).

The Group has no dilutive potential ordinary shares as of December 31, 2019 and 2018.

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these consolidated financial statements.

28.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of December 31, 2019, 2018 and 2017, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable, and provided an annual rent of S/344,000, S/339,000 and S/336,00, respectively; see note 26.

Capital commitments

As of 31 December 2019, the Group had no significant capital commitments.

Mining royalty

Third parties

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. The related expense as of December 31, 2019 and 2018 amounted to S/7,039,000 and S/6,023,000, respectively, and was recognized as part of the cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric ton of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Notes to the consolidated financial statements (continued)

Peruvian government

According to the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the unconsolidated financial statements of Cementos Pacasmayo S.A.A. and the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

Mining royalty expense paid to the Peruvian Government for 2019, 2018 and 2017 amounted to S/1,012,000, S/1,179,000 and S/841,000, respectively, and is recognized as part of the cost of inventory production.

Tax situation

The Company is subject to Peruvian tax law. As of December 31, 2019 and 2018 and 2017, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of December 31, 2019 and 2018.

The tax authority has the power to review and, if applicable, correct the income tax calculated by each company in the four years after the year of filing the tax return.

It should be noted that of January 1, 2019, a series of tax benefits for Loreto region was eliminated, eliminating the tax refund of the Value added tax and the exemption of the Value added tax for the importation of goods that are destined for consumption in the Amazon.

Notes to the consolidated financial statements (continued)

The statements of income tax and Value added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2015-2019	Dec. 2015-2019
Cementos Selva S.A.	2015-2019	Dec. 2015-2019
Distribuidora Norte Pacasmayo S.R.L.	2015-2019	Dec. 2015-2019
Empresa de Transmisión Guadalupe S.A.C.	2015-2019	Dec. 2015-2019
Salmueras Sudamericanas S.A.	2015-2019	Dec. 2015-2019
Calizas del Norte S.A.C. (on liquidation)	2015-2019	Dec. 2015-2019
Soluciones Takay S.A.C.	2019	Mar.2019-Dec.2019

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and legal advisors, any possible additional payment of taxes would not have a material effect on the consolidated financial statements as of December 31, 2019 and 2018.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards.

Environmental remediation -

Law No. 28271 regulates environmental liabilities in mining activities. This Law has the objectives of ruling the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas. According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) for its mining concessions.

Notes to the consolidated financial statements (continued)

The Peruvian authorities approved the EIS and EAMP presented by the Group for its mining concessions and exploration projects. A detail of plans and related expenses approved is presented as follows:

		Resolution	Year of	Program	Year expense
Project unit	Resource	Number	approval	approved	2019	2018	2017
					S/(000)	S/(000)	S/(000)

Rioja	Limestone	RD186-2014-PRODUCE/DVMYPE-I/DIGGAM	2014	EIS	244	345	236
Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGAAMI	2018	EAMP	189	202	201
					433	547	437

The Group incurs in environmental expenses related to environmental damages caused by current operations. These expenses amounted to S/433,000, S/547,000 and S/437,000 during the years 2019, 2018 and 2017, respectively. They were recorded as expenses in the year in which the expenses were incurred and are recognized in the administrative expenses item, see note 20. As of December 31, 2019 and 2018, the Group had no liabilities related to these expenses because all were liquid before the end of the year.

Rehabilitation provision -

Additionally, Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Mine Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of December 31, 2019 and 2018, the Group maintains a provision for the closing of the quarries exploited in operations amounting to S/1,829,000 and S/1,489,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to Note 14.

Notes to the consolidated financial statements (continued)

Legal claim contingency

The Group has received claims from third parties in relation with its operations which in aggregate represent S/12,884,000. From this total amount, S/2,905,000 corresponded to labor claims from former employees, S/7,681,000 related to property tax assessment for the periods 2009 to 2014 received from Pacasmayo’s City Hall; S/2,298,000 is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. During the year 2019, a provision was recorded for legal claims in the consolidated financial statements of S/693,085 (S/420,076 during the year 2018).

29.	Financial risk management, objectives and policies

The Group’s main financial liabilities, comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of negotiation.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks, which are summarized below.

Notes to the consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include deposits, financial instruments designated at fair value through OCI and derivative financial instruments.

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of December 31, 2019 and 2018. The sensitivity analyses have been prepared on the basis that the amount of net debts and the proportion of financial instruments in foreign currencies are all constant and on the basis of the hedge designations in place as of December 31, 2019 and 2018.

The following assumptions have been made in calculating the sensitivity analyses:

-	The sensitivity of the relevant statement of profit or loss items is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held as of December 31, 2019 and 2018, including the effect of hedge accounting.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of December 31, 2019 and 2018, all of the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

The Group hedges its exposure to fluctuations on the translation into Soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 30 (a).

Notes to the consolidated financial statements (continued)

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

2019	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(650)
	+10	(1,299)
	-5	650
	-10	1,299

2018	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	(3,183)
	+10	(6,365)
	-5	3,183
	-10	6,365

Equity price risk -

The Group’s listed equity securities measured at level three of the fair value hierarchy are susceptible to market price risk arising from uncertainties about future values of the investment securities, see note 30.

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of December 31, 2019 and 2018, the Group had 6 customers, that owed the Group more than S/3,000,000 each accounted for approximately 43% and 33% for all receivables owing, respectively. There were 22 customers with balances smaller than S/700,000 and less S/3,000,000 each accounted for approximately 31% and 37% of the total amounts receivable, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

Notes to the consolidated financial statements (continued)

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not hold collateral as security.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of December 31, 2019 and 2018, the Group’s maximum exposure to credit risk for the components of carrying amounts as showed in note 6. The Group’s maximum exposure relating to financial derivative instruments is noted in the liquidity table therefore.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if this is necessary.

As of December 31, 2019 and 2018 no portion of Senior Notes will mature in less than one year.

Notes to the consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2019
Interest-bearing loans adjusted by hedge	-	98,774	400,671	570,000	1,069,445
Interests	29,124	31,265	203,525	232,057	495,971
Hedge finance cost payable	-	14,703	36,757	-	51,460
Trade and other payables	174,888	50,364	-	-	225,252

As of December 31, 2018
Interest-bearing loans adjusted by hedge	-	60,822	981,440	-	1,042,262
Interests	10,006	44,436	101,243	-	155,685
Hedge finance cost payable	7,489	7,489	52,422	-	67,400
Trade and other payables	120,947	24,903	-	-	145,850

The disclosed financial derivative instruments in the table below are the gross undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding reconciliation to those amounts to their carrying amounts:

	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of December 31, 2019
Inflows	-	-	-	44,527	-	44,527
Outflows	-	(1,601)	(7,394)	(36,210)	-	(45,205)
Net	-	(1,601)	(7,394)	8,317	-	(678)

Discounted at the applicable interbank rates	-	(1,595)	(7,280)	7,573	-	(1,302)

As of December 31, 2018
Inflows	1,470	-	-	75,955	-	77,425
Outflows	-	(1,631)	(7,448)	(50,025)	-	(59,104)
Net	1,470	(1,631)	(7,448)	25,930	-	18,321

Discounted at the applicable interbank rates	1,470	(1,625)	(7,336)	19,759	-	12,268

Notes to the consolidated financial statements (continued)

Changes in liabilities arising from financing activities:

	Balance as of January 1, 2018	Distribution of dividends	Finance cost on cross currency swaps	Cash inflow	Cash outflow	Movement of foreign currency	Amortization of costs of issuance of senior notes	Others	Balance as of December 31, 2018
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019
Hedge finance cost payable	6,033	-	14,824	-	(14,935)	-	-	-	5,922
Dividends payable	19,331	154,119	-	-	(120,647)	-	-	(280)	52,523
Interest-bearing loans	1,083,377	-	-	638,281	(610,999)	(9,562)	807	-	1,101,904

2018
Hedge finance cost payable	10,505	-	21,971	-	(26,443)	-	-	-	6,033
Dividends payable	29,725	161,396	-	-	(171,790)	-	-	-	19,331
Interest-bearing loans	965,290	-	-	661,390	(588,150)	39,520	5,327	-	1,083,377

Notes to the consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call senior notes. There have been no breaches in the financial covenants of Senior Notes in the current period.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

30.	Fair value financial assets and liabilities

Financial assets -

Except derivate financial instruments and financial instruments designated at fair value through other comprehensive income, all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables, are which non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(a)	Derivative financial instruments -

Derivates liabilities of hedging -

Foreign currency risk -

As of December 31, 2019 and 2018, the Company maintains cross currency swaps agreements for an amount of US$150,000,000. Of this total, US$131,612,000 have been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized loss of S/2,556,000 was included in OCI as of December 31, 2019 (unrealized gain of S/201,000 as of December 31, 2018). The amounts retained in other comprehensive income as of December 31, 2019 are expected to mature and affect the consolidated statement of profit or loss in 2023.

Notes to the consolidated financial statements (continued)

Liabilities assets from trading -

Cross currency swaps that do not have an underlying relationship amounts to US$18,388,000 and have been designated as trading. The effect on profit or loss of the change on their fair value amounts to S/1,483,000 as of December 31, 2019 (S/1,324,000 as of December 31, 2018). In addition, the derivative trading instrument acquired by the Company in December 2018 for a nominal amount of US$70,000,000 was liquidated in January 2019 and the result was a gain presented in “Finance income” caption in the consolidated statement of profit or loss for a value of S/1,458,000.

(b)	Fair values and fair value accounting hierarchy -

Set out below is a comparison of the carrying amounts and fair values of financial instruments as of December 31, 2019 and 2018, as well as the fair value accounting hierarchy.

	Carrying amount		Fair value		Fair value hierarchy
	2019	2018	2019	2018	2019/2018
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	68,266	49,067	68,266	49,067	Level 1
Trade and other receivables	125,211	107,501	125,211	107,501	Level 1
Derivatives financial assets – Cross currency swaps	-	12,268	-	12,268	Level 2
Financial investment at fair value through other comprehensive income	18,224	26,883	18,224	26,883	Level 3
Total financial assets	211,701	195,719	211,701	195,719

Financial liabilities
Trade and other payables	237,299	154,565	237,299	154,565	Level 1
Derivatives financial liabilities – “Cross currency swaps”	1,302	-	1,302	-	Level 2
Senior notes	1,003,130	441,786	1,048,484	442,142	Level 1
Promissory notes	98,774	641,591	99,333	643,308	Level 2
Total financial liabilities	1,340,505	1,237,942	1,386,418	1,240,015

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Notes to the consolidated financial statements (continued)

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of December 31, 2019 and 2018, there were no transfers between the fair value hierarchies.

Management assessed that cash and term deposits, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data and present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the income approach/discounted cash flow method. The quantitative information about the significant unobservable inputs used in level 3 fair value measurements as of December 31, 2019 and 2018 are described as follows:

	Weighted average	Fair value sensitivity

Earning growth factor	4%	5% (2018: 5%) increase or decrease in the factor would result in an increase (decrease) in fair value of S/11,012,000 and (S/11,381,000), respectively (2018: S/10,790,000 and (S/8,783,000), respectively).
WACC discount rate	8.9%	10% (2018: 10%) increase or decrease in the discount rate would result in an increase (decrease) in fair value at (S/11,222,000) and S/15,352,000, respectively (2018: (S/12,942,000) and S/19,969,000, respectively).

Notes to the consolidated financial statements (continued)

31.	Segment information

For management purposes, the Group is organized into business units based on their products and activities and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies (steel rebar and building materials) in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Gross profit margin	Other operating income, net	Administrative expenses	Selling and distribution expenses	Impairment on brine project	Finance costs	Finance income	Net loss on settlement of derivate financial instruments	(Loss) gain from exchange difference, net	Profit before income tax	Income tax expense	Net income from continuing operations	Net loss from discontinued operations	Profit for the year
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019
Cement, concrete and blocks	1,289,034	480,466	2,701	(165,758)	(42,306)	-	(77,947)	2,553	(1,491)	718	198,936	(63,775)	135,161	-	135,161
Construction supplies	67,225	2,803	(25)	(3,490)	(891)	-	(37)	23	-	6	(1,611)	516	(1,094)	-	(1,094)
Quicklime	36,109	3,545	-	(1,745)	(445)	-	-	-	-	4	1,359	(436)	923	-	923
Other (*)	333	81	(31)	(3,489)	(891)	-	(2)	-	-	1	(4,331)	1,389	(2,943)	-	(2,943)

Consolidated	1,392,701	486,895	2,645	(174,482)	(44,533)	-	(77,986)	2,576	(1,491)	729	194,353	(62,306)	132,047	-	132,047

2018
Cement, concrete and blocks	1,134,916	459,698	(8,191)	(166,127)	(43,015)	-	(87,327)	4,945	(34,887)	(8,227)	116,869	(41,214)	75,655	-	75,545
Construction supplies	68,762	1,623	(322)	(553)	(1,066)	-	(11)	25	-	(26)	(330)	116	(214)	-	(214)
Quicklime	57,564	5,141	-	(2,186)	-	-	-	-	-	(111)	2,844	(1,043)	1,801	-	1,911
Other (*)	1,692	266	(184)	(3,275)	(36)	-	-	-	-	(13)	(3,242)	1,146	(2,096)	-	(2,096)

Consolidated	1,262,934	466,728	(8,697)	(172,141)	(44,117)	-	(87,338)	4,970	(34,887)	(8,377)	116,141	(40,995)	75,146	-	75,146

2017
Cement, concrete and blocks	1,071,759	472,030	(4,127)	(174,087)	(39,334)	-	(73,759)	5,779	-	(2,012)	184,490	(67,568)	116,922	-	116,922
Construction supplies	66,442	1,873	36	(1,499)	(2,287)	-	-	48	-	(17)	(1,846)	676	(1,170)	-	(1,170)
Quicklime	80,707	13,671	-	(15,613)	-	-	-	-	-	(183)	(2,125)	778	(1,347)	-	(1,347)
Other (*)	1,842	220	(266)	(4,418)	(57)	(47,582)	-	15	-	(14)	(52,102)	19,082	(33,020)	(754)	(33,774)

Consolidated	1,220,750	487,794	(4,357)	(195,617)	(41,678)	(47,582)	(73,759)	5,842	-	(2,226)	128,417	(47,032)	81,385	(754)	80,631

(*)	The “other” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

Notes to the consolidated financial statements (continued)

	Segment assets	Other assets (*)	Total assets	Operating liabilities	Capital expenditure (**)	Depreciation and amortization	Provision of inventory net realizable value and obsolescence
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2019
Cement, concrete and blocks	2,714,888	-	2,714,888	1,409,596	87,086	(122,911)	(2,498)
Construction supplies	51,376	-	51,376	99,934	-	(879)	-
Quicklime	93,812	-	93,812	-	-	(5,820)	-
Other	53,258	18,224	71,482	377	-	(208)	-

Consolidated	2,913,334	18,224	2,931,558	1,509,907	87,086	(129,818)	(2,498)

2018
Cement, concrete and blocks	2,634,102	9,474	2,643,576	1,377,769	113,365	(124,070)	(3,808)
Construction supplies	29,363	-	29,363	34,788	284	(1,100)	-
Quicklime	111,072	-	111,072	-	-	(4,433)	-
Other	50,936	29,677	80,613	704	-	(176)	-

Consolidated	2,825,473	39,151	2,864,624	1,413,261	113,649	(129,779)	(3,808)

(*)	As of December 31, 2019, corresponds to the financial investment designated at fair value through OCI for approximately S/18,224,000. As of December 31, 2018 corresponds to the financial investment designated at fair value through OCI and fair value of the derivative financial instruments (cross currency swap) for approximately S/26,883,000 and S/12,268,000, respectively. The fair value of derivative financial instruments of hedging is allocated to the segment of cement, and the financial investment designated at fair value through OCI and fair value of derivate financial instrument from trading are not assigned to any segment.

(**)	Capital expenditure consists of S/87,086,000 and S/113,649 during the years ended as of December 31, 2019 and 2018, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets. During 2019 and 2018, there were no purchases of assets through capital leases.

Geographic information

As of December 31, 2019 and 2018, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.